

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

<u>Via Facsimile</u>
Phaneesh Murthy
Chief Executive Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

      Re: iGATE Corporation
             Preliminary Revised Proxy Statement on Schedule 14A
             Filed April 4, 2011
             File No. 000-21755

Dear Mr. Murthy:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

      Sincerely,

      /s/ Maryse Mills-Apenteng

      Maryse Mills-Apenteng
      Special Counsel